Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2017 (the 2017 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2017 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	59	46.1	259	51.8
National Action Party	24	18.8	78	15.6
Institutional Revolutionary Party	14	10.9	47	9.4
Citizen Movement Party	8	6.3	28	5.6
Labor Party	6	4.7	28	5.6
Ecological Green Party of Mexico	6	4.7	11	2.2
Social Encounter Party	5	3.9	29	5.8
Democratic Revolution Party	5	3.9	11	2.2
Unaffiliated	1	0.8	8	1.6
Total	128	100.0%	499	99.8%

Note: Numbers may not total due to rounding. As of July 22, 2019 there was one vacant seat in the Chamber of Deputies.

Source: Senate and Chamber of Deputies.

On July 9, 2019, Carlos Manuel Urzúa Macías resigned as the Minister of Finance and Public Credit and President López Obrador appointed Arturo Herrera Gutiérrez, acting undersecretary of Finance and Public Credit since December 2018, as the new Minister of Finance and Public Credit.

On July 12, 2019, the Government published the Plan Nacional de Desarrollo 2019-2024 (National Development Plan) in the Diario Oficial de la Federación (Official Gazette), a five year plan that establishes the main goals and objectives of President López Obrador during his term. The National Development Plan’s goals include the eradication of corruption in public administration, the re-establishment of the rule of law, the separation of political power from economic power, the generation of enhanced welfare for the population through programs with national coverage and the support of participatory democracy in Mexico.

Legal and Political Reforms

Access to Information and Government Transparency

On November 6, 2018, the Ley Federal de Remuneraciones de los Servidores Públicos (Federal Public Servants Salary Law) was enacted with the purpose of regulating the salaries, defined broadly, of federal public officials, which subject to certain limitations shall not exceed (i) the salary received by the President, or (ii) the salary received by such public official’s hierarchical superior. After its enactment, several constitutional claims were filed before the Suprema Corte de Justicia de la Nación (Supreme Court) challenging the Federal Public Servants Salary Law, including on the basis that it created uncertainty about how the salaries of public officials of certain autonomous constitutional agencies should be regulated. On May 20, 2019, the Supreme Court invalidated certain provisions of the Federal Public Servants Salary Law and two related articles of the Federal Criminal Code and ordered Congress to revisit the invalidated provisions during the next ordinary legislative period.

Employment and Labor

In connection with the commitments undertaken by signing the United States-Mexico-Canada Trade Agreement (USMCA) and the ratification of the International Labor Organization Convention 98, on May 1, 2019, the Government reformed the Ley Federal del Trabajo (Federal Labor Law) with the aim of eradicating discrimination and workplace harassment, ensuring workers’ right to vote for union representation and contracts, promoting more representative and transparent procedures for the negotiation of collective bargaining agreements and providing effective judicial protections for workers.

Foreign Affairs, International Organizations and International Economic Cooperation

The Subsecretaria de Asuntos Multilaterales y Derechos Humanos (Undersecretary of Multilateral Affairs and Human Rights), Martha Delgado, assumed, on behalf of Mexico, the presidency of the First Assembly of the United Nations Human Settlements Programme (UN-Habitat Assembly) for the 2019-2023 period. The UN-Habitat Assembly adopts global norms and policies to guide the planning, management and governance of cities and communities.

In response to the May 30, 2019 announcement by the U.S. president of a series of proposed measures, including tariffs on Mexican exports to the United States, Mexican and U.S. officials agreed to implement a series of actions to reduce the amount of trafficking and human smuggling across their shared border. The parties also agreed that asylum seekers will remain in Mexico pending the resolution of their cases in the United States, and be provided with protection, employment opportunities, healthcare and education. The National Guard will be deployed to Mexico’s southern border.

Internal Security

On May 27, 2019, the Ley de la Guardia Nacional (National Guard Law), the Ley Nacional Sobre el Uso de la Fuerza (National Law on the Use of Force) and the Ley Nacional del Registro de Detenciones (National Law of the Registry of Detentions) were enacted, with the goal of ensuring peace and improving the citizens’ quality of life through changes in education, healthcare, social welfare, human rights protections and counternarcotics efforts, among others.

The National Guard Law creates a Guardia Nacional (National Guard) and sets forth the duties and administration of the National Guard, providing for coordination and collaboration with other federal and local public safety institutions.

The National Law on the Use of Force defines “use of force” and establishes when and how public safety institutions may make use of force.

The National Law of the Registry of Detentions creates the Registro Nacional de Detenciones (National Detentions Registry) to consolidates information on detentions at a national level with the aim of preventing human rights violations of detained persons, acts of torture, cruel, inhuman and degrading treatment and forced disappearances. The National Detentions Registry, which is part of the Sistema Nacional de Información en Seguridad Pública (National Public Security Information System), includes information on which stage in the criminal or administrative procedure each detainee is in and allows any interested person to search the registry for a detainee’s status.

Environment

On April 11, 2019, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources), through the Comisión Nacional del Agua (National Water Commission), and the United Nations Educational, Scientific and Cultural Organization (UNESCO) entered into an agreement that allows UNESCO to collaborate with the National Water Commission to provide technical assistance in scientific and educational research, as well as in the formulation of methods, tools, and projects relating to the management of water resources to promote sustainable use at local and national levels.

THE ECONOMY

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	First quarter (annualized)(2)
	2018(3)		2019(3)
GDP	Ps.	18,011.6	Ps.	18,236.1
Add: Imports of goods and services		6,450.0		6,556.5

Total supply of goods and services		24,461.6		24,792.6
Less: Exports of goods and services		6,377.1		6,737.7

Total goods and services available for domestic expenditure	Ps.	18,084.5	Ps.	18,054.9
Allocation of total goods and services:
Private consumption		12,011.7		12,144.8
Public consumption		2,139.5		2,168.7

Total consumption		14,151.2		14,313.5

Total gross fixed investment		3,721.1		3,743.8

Changes in inventory		149.6		163.8

Total domestic expenditures	Ps.	18,021.9	Ps.	18,221.1

Errors and Omissions		62.6		(166.2)

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(1)

	First quarter (annualized)(2)
	2018(3)	2019(3)
GDP	100%	100%
Add: Imports of goods and services	35.8%	36.0%

Total supply of goods and services	135.8%	136.0%
Less: Exports of goods and services	35.4%	36.9%

Total goods and services available for domestic expenditures	100.4%	99.0%
Allocation of total goods and services:
Private consumption	66.7%	66.6%
Public consumption	11.9%	11.9%

Total consumption	78.6%	78.5%
Total gross fixed investment	20.7%	20.5%
Changes in inventory	0.8%	0.9%

Total domestic expenditures	100.1%	99.9%

Errors and Omissions	0.3%	(0.9%)

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	First quarter (annualized)(2)
	2018(3)		2019(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	557.9	Ps.	590.5
Secondary Activities:
Mining		933.4		862.1
Utilities		252.3		250.5
Construction		1,295.1		1,284.1
Manufacturing		2,871.7		2,918.8
Tertiary Activities:
Wholesale and retail trade		3,070.5		3,127.9
Transportation and warehousing		1,171.7		1,180.0
Information		495.1		495.5
Finance and insurance		854.7		913.1
Real estate, rental and leasing		2,036.6		2,075.9
Professional, scientific and technical services		335.7		354.3
Management of companies and enterprises		98.2		95.3
Support for business		644.1		693.5
Education services		682.6		691.2
Health care and social assistance		385.7		390.2
Arts, entertainment and recreation		73.5		71.8
Accommodation and food services		409.6		404.1
Other services (except public administration)		356.2		356.9
Public administration		708.8		686.8

Gross value added at basic values		17,233.3		17,442.5
Taxes on products, net of subsidies		778.3		793.6

GDP	Ps.	18,011.6	Ps.	18,236.1

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	First quarter (annualized)(2)
	2018(3)	2019(3)
GDP (constant 2013 prices)	1.2%	1.2%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	3.1%	5.8%
Secondary Activities:
Mining	(5.7%)	(7.6%)
Utilities	0.5%	(0.7%)
Construction	1.7%	(0.8%)
Manufacturing	(0.4%)	1.6%
Tertiary Activities:
Wholesale and retail trade	2.9%	1.9%
Transportation and warehousing	3.1%	0.7%
Information	3.0%	0.1%
Finance and insurance	3.1%	6.8%
Real estate, rental and leasing	1.1%	1.9%
Professional, scientific and technical services	(1.8%)	5.6%
Management of companies and enterprises	(3.1%)	(3.0%)
Administrative support, waste management and remediation services	4.2%	7.7%
Education services	(1.0%)	1.3%
Health care and social assistance	2.3%	1.2%
Arts, entertainment and recreation	(0.4%)	(2.4%)
Accommodation and food services	3.2%	(1.3%)
Other services (except public administration)	(1.7%)	0.2%
Public administration	2.8%	(3.1%)

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 1.2% in real terms during the first three months of 2019, compared to the same period of 2018. This increase reflects an expansion of primary activities due to a rise in the production of agricultural products such as beans, corn, green pepper, sugar cane, sorghum and strawberry.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.5% as of May 2019, a 0.2 percentage point increase from the rate on December 31, 2018. As of March 31, 2019, the economically active population in Mexico fifteen years of age and older consisted of 56.0 million individuals. As of July 22, 2019, the minimum wage for the Northern Border Free Trade Zone was Ps. 176.72 per day and the minimum wage for the rest of Mexico was Ps. 102.68 per day, both of which have been in effect since January 1, 2019.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage of total output accounted for by each manufacturing sector for the periods indicated.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	First quarter
	2018(2)			2019(2)
Food	Ps.	664.4	0.2%	Ps.	683.4	2.9%
Beverage and tobacco products		150.7	6.2%		153.6	1.9%
Textile mills		25.1	(2.3%)		24.8	(1.2%)
Textile product mills		12.5	4.1%		12.9	2.8%
Apparel		56.3	(2.0%)		54.6	(3.0%)
Leather and allied products		21.1	(8.6%)		20.4	(3.0%)
Wood products		25.3	(1.2%)		25.1	(0.9%)
Paper		50.8	(1.2%)		51.9	2.1%
Printing and related support activities		17.6	6.9%		16.1	(8.2%)
Petroleum and coal products		38.9	(32.6%)		36.4	(6.4%)
Chemicals		246.2	(2.7%)		239.3	(2.8%)
Plastics and rubber products		75.1	(4.9%)		75.7	0.9%
Nonmetallic mineral products		74.2	1.5%		72.0	(3.0%)
Primary metals		186.4	(3.8%)		185.5	(0.5%)
Fabricated metal products		101.3	(1.8%)		96.7	(4.6%)
Machinery		129.2	3.1%		134.3	4.0%
Computers and electronic products		245.9	3.5%		261.0	6.1%
Electrical equipment, appliances and components		87.2	(3.1%)		89.1	2.2%
Transportation equipment		573.6	2.0%		595.7	3.9%
Furniture and related products		29.6	1.6%		28.9	(2.4%)
Miscellaneous		60.3	(3.6%)		61.5	1.9%

Total expansion/contraction	Ps.	2,871.7	(0.4%)	Ps.	2,918.8	1.6%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On December 7, 2018, the Government announced that it would suspend the bidding rounds for new exploration and development rights through the energy reform process and the two additional remaining bidding sessions of Round Three for three years. During the three-year suspension, the Government plans to evaluate the performance of existing rights allocation agreements and the multi-round process to determine whether to continue pursuing further bidding session rounds in the future.

The Government has been evaluating measures to address the future development of the Mexican oil and gas sector, including the financial and operational challenges faced by PEMEX. On May 13, 2019, the President issued a decree to reduce the fiscal burden of PEMEX and strengthen its finances during 2019. This reduction in the tax burden is intended to allow PEMEX to increase investment in exploration and production, as well as improve its fiscal balance.

On July 16, 2019, the chief executive officer of PEMEX presented PEMEX’s business plan for 2019-2023. This plan sets forth a program for the modernization of PEMEX, aimed at making it more competitive and at securing its financial viability in the long term. In particular, throughout the term of this business plan, PEMEX proposes to, among others, maintain its current level of net indebtedness, accelerate the development of oil and gas reserves and increase hydrocarbons production, gradually expand refining capacity for fuel and petrochemicals and encourage the participation of the private sector in PEMEX’s business operations through service agreements.

In addition, the Government agreed to support these measures by adjusting PEMEX’s tax regime to reduce its Profit-Sharing Duty (Derecho por la Utilidad Compartida), the most significant tax paid by PEMEX, by 11 percentage points to 54% by 2021 in two incremental steps. This adjustment is expected to generate savings for PEMEX of Ps. 45.0 billion in 2020 and Ps. 83.0 billion in 2021 to be used for investment. The Government also agreed to make additional capital contributions to PEMEX amounting to Ps. 38.0 billion in 2021 and Ps. 37.0 billion in 2022. Under its business plan for 2019-2023, PEMEX expects to generate a financial balance surplus by 2021, which would reduce the need for further Government contributions.

Electric Power

The Comisión Federal de Electricidad (Federal Commission of Electricity, or CFE) is currently in arbitration proceedings with four companies (IMG, TransCanada, Carso and IEnova) regarding costs that CFE incurred due to a delay in the start of operations for seven natural gas pipelines that will supply CFE with natural gas for electricity generation. CFE is in ongoing negotiations with the companies involved in each of these arbitration proceedings.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings.” The methodology for the calculation of the money supply aggregates changed as of January 31, 2018. The new money supply aggregates reflect the Monetary and Financial Statistics Manual and Compilation Guide published by the IMF in 2016. Historical data has been restated from December 31, 2000 to the present according to the new methodology.

Table No. 7 – Money Supply

	At March 31,
	2018(1)		2019(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,356,624	Ps.	1,417,030
Checking deposits
In domestic currency		1,547,095		1,643,364
In foreign currency		499,990		513,291
Interest-bearing peso deposits		715,316		738,534
Savings and loan deposits		19,499		23,388

Total M1	Ps.	4,138,524	Ps.	4,335,606

M4	Ps.	11,783,548	Ps.	12,425,764

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for the first three months of 2019 was 4.1%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year and 0.8 percentage points lower than the 4.9% consumer inflation for 2018. This decrease compared to 2018 was mainly the result of transitory factors, such as a reduction in the VAT rate in the northern border region of the country and decreases in the price of energy and agricultural products.

The following table shows, in percentage terms, the changes in price indices for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)(5)
2017	6.0	7.0
2018	4.9	5.5
2019:
January	4.4	5.0
February	3.9	4.5
March	4.0	4.2
April	4.4	4.6
May	4.3	3.2
June	4.0	2.5

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Consumer Price Index uses the second half of July 2018 as a base date.
(3)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(4)	2019 figures are preliminary.
(5)	National Producer Price Index uses June 2012 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day interest rate on Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January	7.9	8.2	5.6	8.6	8.6
February	7.9	8.1	5.7	8.6	8.6
March	8.0	8.1	5.7	8.5	8.5
April	7.8	8.1	5.8	8.5	8.5
May	8.0	8.2	5.8	8.5	8.5
June	8.3	8.3	5.8	8.5	8.5

Source: Banco de México.

During the first three months of 2019, interest rates on 28-day Cetes averaged 8.0%, as compared to 7.4% during the same period of 2018. Interest rates on 91-day Cetes averaged 8.2%, as compared to 7.5% during the same period of 2018.

On July 18, 2019, the 28-day Cetes rate was 8.1% and the 91-day Cetes rate was 8.2%.

On June 27, 2019, Banco de México held its fourth monetary policy meeting of 2019 and decided to leave the Tasa de Fondeo Bancario (overnight interbank funding rate) unchanged at 8.25%, the rate set on December 20, 2018. The decision was based on the recent evolution of inflation and its main determinants, which have been consistent with their expected trajectories over the medium- and long-term, and Banco de México’s determination that the current monetary policy stance is in line with the convergence of inflation and its target level.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2017	19.6629	18.9197
2018	19.6512	19.2421
2019:
January	19.0388	19.1651
February	19.2607	19.2049
March	19.3779	19.2477
April	19.0099	18.9864
May	19.6426	19.1197
June	19.2087	19.2745

Source: Banco de México.

The peso appreciated against the dollar in the first quarter of 2019, due to increased expectations that the central banks from many advanced economies will adopt more expansive monetary policies, optimism about a commercial agreement between China and the U.S. and an increase of risk appetite among investors in the global financial markets.

On July 22, 2019, the peso/dollar exchange rate closed at Ps. 19.0659 = U.S.$1.00, a 3.0% appreciation in dollar terms as compared to the rate on December 31, 2018. The peso/U.S. dollar exchange rate published by Banco de México on July 22, 2019 (which took effect on the second business day thereafter) was Ps. 19.0715 = U.S.$1.00.

Securities Markets

On July 19, 2019, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 41,607 points, representing a 0.1% decrease from the level at December 31, 2018.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First three months
	2018(1)		2019(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	7,369	U.S.$	7,001
Crude oil		6,369		6,192
Other		1,000		809
Non-oil products		97,928		101,051
Agricultural		4,908		4,965
Mining		1,615		1,469
Manufactured goods(2)		91,404		94,617

Total merchandise exports		105,297		108,052

Merchandise imports (f.o.b.)
Consumer goods		14,525		13,939
Intermediate goods(2)		82,064		85,495
Capital goods		10,435		10,435

Total merchandise imports		107,025		109,868

Trade balance	U.S.$	(1,728)	U.S.$	(1,817)

Average price of Mexican oil mix(3)	U.S.$	57	U.S.$	57

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Agreements

On June 19, 2019 the Senado de la República (Senate) ratified the USMCA. The North American Free Trade Agreement (NAFTA) remains in effect pending ratification of the USMCA by Canada and the United States.

On May 17, 2019 the United States announced an agreement with Canada and Mexico to remove the Section 232 tariffs for steel and aluminum imports from Canada and Mexico and to remove all retaliatory tariffs imposed on U.S. goods by Canada and Mexico. The agreement provides for aggressive monitoring and a mechanism to prevent surges in imports into the United States of steel and aluminum. If surges in imports of specific steel and aluminum products occur, the United States may re-impose Section 232 tariffs on those products. Any retaliation by Canada and Mexico would then be limited to steel and aluminum products.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	First quarter
	2018(1)		2019(1)
	(in millions of dollars)
Current account(2)	U.S.$	(9,799)	U.S.$	(5,634)
Credits		128,037		123,219
Merchandise exports (f.o.b.)		105,386		108,133
Non-factor services		7,890		8,506
Transport		526		643
Tourism		6,228		7,031
Insurance and pensions		896		673
Financial services		158		78
Others		82		83
Primary income		2,687		3,664
Secondary income		7,257		7,734
Debits		133,019		133,671
Merchandise imports (f.o.b.)		107,151		109,992
Non-factor services		9,520		8,695
Transport		3,568		3,564
Tourism		2,582		2,285
Insurance and pensions		1,449		1,296
Financial services		890		500
Others		1,032		1,051
Primary income		16,099		14,738
Secondary income		249		0
Capital account		(24)		(35)
Credit		60		94
Debit		83		129
Financial account		(10,195)		(4,634)
Direct investment		(10,486)		(8,308)
Portfolio investment		(5,688)		(5,151)
Financial derivatives		137		(126)
Other investment		3,715		4,527
Reserve assets		2,128		4,424
International reserves		2,152		5,687
Valuation adjustment		23		1,263
Errors and omissions		(371)		1,035

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

Current Account

In the first quarter of 2019, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S.$5,634.1 million, a decrease from the current account deficit of 3.3% of GDP, or U.S.$9,799.2 million, during the same period in 2018. The decrease in the current account deficit was due to a decrease in both the primary income balance and services balance deficits and an increase in the secondary income balance, in addition to the high level of foreign remittances during the first quarter of 2019.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S dollars)
2016	U.S.$	176,542	U.S.$	178,057
2017		172,802		175,479
2018		174,609		176,096
2019(4)
January		175,156		179,970
February		175,694		180,589
March		176,649		182,099
April		176,661		184,255
May		177,856		185,449
June		178,868		186,239

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

2019 Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Budgetary Expenditures; 2019 Expenditure Budget

(In Billions of Pesos)

	Actual
	2017	2018(1)	First three months of 2019(1)	2019 Budget(2)
Health	Ps.130.6	Ps.122.2	Ps.30.6	Ps.124.3
Education	297.9	310.4	60.1	308.0
Housing and community development	18.3	21.3	1.9	18.8
Government debt servicing	409.9	467.1	90.5	543.0
CFE and PEMEX debt servicing	123.2	147.9	48.3	154.8
PEMEX	101.1	122.1	41.6	125.1
CFE	22.1	25.9	6.8	29.6
Other	0.0	0.0	0.0	0.0

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for 2014 through 2019 and the first three months of 2018. It also sets forth certain assumptions and targets from Mexico’s 2019 Budget.

Table No. 15 – Budgetary Results; 2019 Budget Assumptions and Targets

	Actual
	2014	2015	2016(1)	2017(1)	2018(1)	First three months of 2019 (1)	2019 Budget(2)
Real GDP growth (%)	2.8%	3.3%	2.9%	2.1	2.0	(1.2%)	1.5-2.5%
Increase in the national consumer price index (%)	4.1%	2.1%	3.4%	6.8%	4.8%	4.0%	3.4%
Average export price of Mexican oil mix (U.S.$/barrel)	$85.48	$43.12	$35.65	$46.79	61.34	$56.52	$55.00 (3)
Average exchange rate (Ps./$1.00)	13.3	15.9	18.7	18.95	19.2	19.2	20.0
Average rate on 28-day Cetes (%)	3.0%	3.0%	4.2%	6.7%	7.6%	8.0%	8.3%
Public sector balance as % of GDP(4)	(3.1%)	(3.4%)	(2.5%)	(1.1%)	(2.1%)	(0.1%)	(2.0%)
Primary balance as % of GDP(4)	(1.1%)	(1.2%)	(0.1%)	1.4%	0.6%	(0.5%)	0.0%
Current account deficit as % of GDP	(1.9%)	(2.6%)	(2.3%)	(1.8%)	(1.8%)	(1.8%)	1.0%

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2019 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2019 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the first three months of 2018 and 2019 in billions of pesos.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First three months of 2018(2)	First three months of 2019(2)	2019 Budget(3)
Budgetary revenues	1,259.4	1,295.4	5,298.2
Federal Government	976.0	1,038.4	3,952.4
Taxes	784.4	858.0	3,311.4
Income tax	437.3	463.9	1,751.8
Value-added tax	234.4	243.4	995.2
Excise taxes	87.5	121.6	437.9
Import duties	13.6	16.8	70.3
Tax on the exploration and exploitation of hydrocarbons	1.2	1.6	4.5
Export duties	0.0	0.0	0.0
Luxury goods and services	0.0	0.0	0.0
Other	10.4	10.6	51.7
Non-tax revenue	191.6	180.4	641.0
Fees and tolls	30.2	28.9	46.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	124.7	114.9	520.7
Rents, interest and proceeds of assets sales	0.0	0.0	0.0
Fines and surcharges	33.5	32.5	67.2
Other	3.3	4.1	6.8
Public enterprises and agencies	283.4	257.0	1,345.8
PEMEX	103.6	64.2	524.3
Others	179.8	192.9	821.5

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At March 31,
	2018	2019
Historical Balance of Public Sector Borrowing Requirements(2)	42.4%	42.3%

(1)

Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines. Percentage of GDP for 2019 is calculated using the estimated annual GDP for 2019 published by the Ministry of Finance and Public Credit in March 2019.

(2)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

At March 31, 2019, the Historical Balance of Public Sector Borrowing Requirements represented 42.3% of GDP, a decrease of 2.5 percentage points from the end of 2018. For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2017 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At March 31,
	2018	2019
Gross debt	Ps. 6,672.6	Ps. 7,112.8
By Term
Long-term	6,117.0	6,653.5
Short-term	555.6	459.3
By User
Federal Government	6,123.5	6,504.7
State Productive Enterprise (PEMEX and CFE)	392.5	379.5
Development banks	156.6	228.6
Financial assets	263.5	169.8
Total net debt	Ps. 6,409.1	Ps. 6,943.0
Gross internal debt/GDP(1)	28.5%	28.6%
Net internal debt/GDP(1)(2)	27.4%	27.9%

(1)

Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines. Percentage of GDP for 2019 is calculated using the estimated annual GDP for 2019 published by the Ministry of Finance and Public Credit in March 2019.

(2)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

As of July 22, 2019, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated:

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At March 31,
	2018(2)		2019(2)
	(in billions of pesos, except percentages)
Gross debt
Government securities	Ps. 5,526.2	90.2%	Ps. 5,934.7	91.2%
Cetes	710.2	11.6%	605.4	9.3%
Floating rate bonds	496.0	8.1%	587.8	9.0%
Inflation-linked bonds	1,465.0	23.9%	1,714.8	26.4%
Fixed rate bonds	2,847.3	46.5%	3,018.8	46.4%
STRIPS of Udibonos	7.7	0.1%	7.9	0.1%
Other(3)	597.3	9.8%	569.9	8.8%

Total gross debt	Ps. 6,123.5	100.0%	Ps. 6,504.7	100.0%

Net debt
Financial assets(4)	284.2		263.7

Total net debt	Ps. 5,839.3		Ps. 6,241.0

Gross internal debt/GDP(5)	26.2%		26.2%
Net internal debt/GDP(5)	25.0%		25.1%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps.143.5 billion at March 31, 2018, and Ps. 138.4 billion at March 31, 2019 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines. Percentage of GDP for 2019 is calculated using the estimated annual GDP for 2019 published by the Ministry of Finance and Public Credit in March 2019.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of March 31, 2019, outstanding gross public sector external debt totaled U.S.$206.3 billion, an approximate U.S.$3.9 billion increase from the U.S.$202.3 billion outstanding on December 31, 2018. Of this amount, U.S.$198.4 billion represented long-term debt and U.S.$7.9 billion represented short-term debt. Net external indebtedness also increased by U.S.$859.6 million during the first three months of 2019.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 20 – Summary of External Public Sector Debt by Type(1)

	March 31, 2018(2)	March 31, 2019(2)
	(in millions of U.S. dollars)
Long-term direct debt of the Government	96,338	97,903
Long-term debt of budget controlled agencies	94,730	92,520
Other long-term public debt(3)	8,200	8,004

Total long-term debt	199,268	198,426

Total short-term debt	3,338	7,873

Total long- and short-term debt	202,606	206,299

Table No. 21 – Summary of External Public Sector Debt by Currency

	March 31, 2018(2)			March 31, 2019(2)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	155,696	76.8%	U.S.$	158,271	76.7%
Japanese Yen		7,219	3.6		7,980	3.9
Swiss Francs		1,379	0.7		1,433	0.7
Pounds Sterling		3,210	1.6		2,960	1.4
Euro		32,431	16.0		33,141	16.1
Others		2,671	1.3		2,515	1.2

Total	U.S.$	202,606	100.0%	U.S.$	206,299	100.0%

Table No. 22 – Net External Debt of the Public Sector

	March 31, 2018(2)		March 31, 2019(2)
	(in millions of U.S. dollars, except for percentages)
Total net debt	U.S.$	199,144.8	U.S.$	202,166.9
Gross external debt/GDP(4)		15.9%		16.0%
Net external debt/GDP(4)		15.6%		15.7%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of March 31, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Adjusted to reflect the effect of currency swaps.
(3)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(4)

Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines. Percentage of GDP for 2019 is calculated using the estimated annual GDP for 2019 published by the Ministry of Finance and Public Credit in March 2019.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 23 – Gross External Debt of the Government by Currency

	March 31, 2018			March 31, 2019
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	72,554	75.3%	U.S.$	73,282	74.8%
Japanese Yen		4,964	5.1		5,836	6.0
Swiss Francs		—	—		—	—
Pounds Sterling		2,082	2.2		1,920	2.0
Euros		16,784	17.4		16,901	17.3
Others		18	0.0		19	0.0

Total	U.S.$	96,403	100.0%	U.S.$	97,957	100.0%

Table No. 24 – Net External Debt of the Government

	March 31, 2018		March 31, 2019
	(in millions of U.S. dollars, except for percentages)
Total net debt	U.S.$	94,317.6	U.S.$	95,072.4
Gross external debt/GDP(1)		7.6%		7.6%
Net external debt/GDP(1)		7.4%		7.4%

Table No. 25 – Net Debt of the Government

	March 31, 2018	March 31, 2019
Internal debt	77.2%	77.3%
External debt(2)	22.8%	22.7%

Total	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)

Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines. Percentage of GDP for 2019 is calculated using the estimated annual GDP for 2019 published by the Ministry of Finance and Public Credit in March 2019.

(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of March 31, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions During 2019

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions, including tender offers, open market purchases and early redemptions.

On January 22, 2019, Mexico issued U.S.$2,000,000,000 of its 4.500% Global Notes due 2029.

On April 8, 2019, Mexico issued €1,500,000,000 of its 1.625% Global Notes due 2026 and €1,000,000,000 of its 2.875% Global Notes due 2039.